SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                        Avalon Holdings Corporation (AWX)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    053438109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


               John Constable, d/b/a/ Constable Asset Management,
                 c/o 41 Leopard Road, Suite 202, Paoli Pa 19301
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 053438109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Constable d/b/a Constable Asset Management

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         27,200

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    478,846
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         27,200

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    478,846



--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,046

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 053438109


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Constable Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    443,946
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    443,946



--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     443,946

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 053438109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Constable Managing Partners, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    443,946
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    443,946



--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     443,946

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.: 053438109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Constable Partners, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    443,946
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    443,946



--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     443,946

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 053438109

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Avalon Holdings Corporation, an Ohio corporation (the "Issuer"). The address of the Issuer's offices is One American Way, Warren, Ohio 44484. This Schedule 13D relates to the Issuer's Class A Common Stock (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by John Constable d/b/a Constable Asset Management, a United States citizen, Constable Group, LLC, a Delaware limited liability company, Constable Managing Partners, L.P., a Delaware limited partnership and Constable Partners, L.P., a Delaware limited partnership, whose principal business addresses are all located at c/o 41 Leopard Road, Suite 202, Paoli, PA 19301.

     Mr. Constable d/b/a Constable Asset Management is the sole member of Constable Group, LLC, which serves as the general partner of Constable Managing Partners, L.P., which in turn serves as the general partner of Constable Partners, L.P. Mr. Constable d/b/a Constable Asset Management also serves as portfolio manager to a number of separate managed accounts.

     (d) None of Mr. Constable d/b/a Constable Asset Management, Constable Group, LLC, Constable Managing Partners, L.P. or Constable Partners, L.P. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Mr. Constable d/b/a Constable Asset Management, Constable Group, LLC, Constable Managing Partners, L.P. or Constable Partners, L.P. have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Constable d/b/a Constable Asset Management may be deemed to beneficially own 506,046 Shares. These Shares are held in the accounts of Constable Partners, L.P. (443,846 Shares) and the accounts for which Mr. Constable d/b/a Constable Asset Management serves as portfolio manager (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds.

     Mr. Constable d/b/a Constable Asset Management does not hold any Shares in his personal accounts and no shares are held in the accounts of any of his immediate family members for whom he provides support. The total cost for the Shares deemed to be beneficially owned by Mr. Constable d/b/a Constable Asset Management is $2,754,099.

     As of the date hereof, Constable Group, LLC may be deemed to beneficially own 443,946 Shares. These Shares are held in the accounts of Constable Partners, L.P., a Delaware limited partnership whose general partner is Constable Managing Partners, L.P., a Delaware limited partnership of which Constable Group, LLC serves as the general partner. The total cost for the Shares deemed to be beneficially owned by Constable Group, LLC is $2,370,566.

     As of the date hereof, Constable Managing Partners, L.P. may be deemed to beneficially own 443,946 Shares. These Shares are held in the accounts of Constable Partners, L.P., a Delaware limited partnership for which Constable Managing Partners, L.P. serves as the general partner. The total cost for the Shares deemed to be beneficially owned by Constable Managing Partners, L.P. is $2,370,566.

     As of the date hereof, Constable Partners, L.P. may be deemed to beneficially own 443,946 Shares. These Shares are held in the accounts of Constable Partners, L.P. The total cost for the Shares held by Constable Partners, L.P. is $2,370,566.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions. The Reporting Persons believe that the public market value of the Issuer's Shares, which currently trades at levels below the amount of liquid assets and tangible book value per share, is significantly undervalued and does not adequately reflect the value of the Issuer's underlying business and assets.

     The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to cause the value of the stock to better reflect the value of the underlying assets including, but not limited to, the execution of a share buy-back program and/or a return of capital distribution to shareholders.

     In the alternative, the Reporting Persons intend to engage the management and Board of Directors of the Issuer in a meaningful dialogue with the aim of having the Issuer delineate a clear, focused plan and timetable for returning the Issuer to profitability, or in the event that profitability can not be achieved within a reasonable timeframe, an orderly plan of liquidation so that the Issuer's shareholders can invest their funds elsewhere.

     The Reporting Persons may also seek to pursue discussions with various persons relating to the composition, independence and functioning of the Issuer's Board of Directors. Although the Reporting Persons have no present plans to purchase additional Shares of the Issuer or sell any of their Shares of the Issuer, it may seek to purchase additional Shares of the Issuer or sell some or all of its Shares of the Issuer in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit or mitigation of loss. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of
the                                                                      Issuer.
--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

John Constable d/b/a Constable Asset Management:

     As of the date hereof, Mr. Constable d/b/a Constable Asset Management may be deemed to be the beneficial owner of 506,046 Shares, constituting 15.9% of the Shares of the Issuer, based upon the 3,185,240 Shares outstanding as of March 31, 2002, according to the Issuer's most recently Form 10-Q.

     John Constable d/b/a Constable Asset Management: 27,200 share with the sole power to dispose of or to direct the disposition of; 478,846 with the shared power to dispose of or to direct the disposition of; 27,200 share with the sole power to vote of or to direct the vote of; 478,846 with the shared power to vote of or to direct the vote of.

     Mr. Constable d/b/a Constable Asset Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Constable Group, LLC ("CG"):

     As of the date hereof, CG may be deemed to be the beneficial owner of 443,946 Shares, constituting 13.9% of the Shares of the Issuer, based upon the 3,185,240 Shares outstanding as of March 31, 2002, according to the Issuer's most recently Form 10-Q.

     CG: 0 share with the sole power to dispose of or to direct the disposition of; 443,946 with the shared power to dispose of or to direct the disposition of; 0 share with the sole power to vote of or to direct the vote of; 443,946 with the shared power to vote of or to direct the vote of.

     CG specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Constable Managing Partners, L.P. ("CMP"):

     As of the date hereof, CMP may be deemed to be the beneficial owner of 443,946 Shares, constituting 13.9% of the Shares of the Issuer, based upon the 3,185,240 Shares outstanding as of March 31, 2002, according to the Issuer's most recently Form 10-Q.

     CMP: 0 share with the sole power to dispose of or to direct the disposition of; 443,946 with the shared power to dispose of or to direct the disposition of; 0 share with the sole power to vote of or to direct the vote of; 443,946 with the shared power to vote of or to direct the vote of.

     CMP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Constable Partners, L.P. ("CP"):

     As of the date hereof, CP may be deemed to be the beneficial owner of 443,946 Shares, constituting 13.9% of the Shares of the Issuer, based upon the 3,185,240 Shares outstanding as of March 31, 2002, according to the Issuer's most recently Form 10-Q.

     CP: 0 share with the sole power to dispose of or to direct the disposition of; 443,946 with the shared power to dispose of or to direct the disposition of; 0 share with the sole power to vote of or to direct the vote of; 443,946 with the shared power to vote of or to direct the vote of.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Constable d/b/a Constable Asset Management, CG, CMP and CP on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

     The 506,046 Shares were acquired by Mr. Constable d/b/a Constable Asset Management for investment purposes. The 443,946 Shares were acquired by CG, CMP and CP for investment purposes.

     Mr. Constable d/b/a Constable Asset Management, CG, CMP and/or CP on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     None of Mr. Constable d/b/a Constable Asset Management, CG, CMP or CP have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. However, Mr. Constable d/b/a Constable Asset Management, CG, CMP and CP reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should he deem appropriate.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of Mr. Constable d/b/a Constable Asset Management, CG, CMP or CP have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

None.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 May 29, 2002
                                         ------------------------------------
                                                    (Date)


                                           /s/ John Constable
                                           ------------------------------------
                                           John Constable d/b/a/ Constable
                                           Asset Management


                                           Constable Group, LLC

                                           By: /s/ John Constable
                                           ------------------------------------
                                           John Constable d/b/a Constable Asset
                                           Management, Member



                                           Constable Managing Partners, L.P.

                                           Constable Group, LLC
                                           General Partner

                                           By: /s/ John Constable
                                           ------------------------------------
                                           John Constable d/b/a Constable Asset
                                           Management, Member


                                           Constable Partners, L.P.

                                           Constable Managing Partners, L.P.
                                           General Partner

                                           Constable Group, LLC
                                           General Partner

                                           /s/ John Constable
                                          ------------------------------------
                                           John Constable, d/b/a Constable
                                           Asset Management, Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                           Transactions in the Shares

Date of                      Number of Shares             Price Per
Transaction                  Purchase/(SOLD)              Share

None                          None                          None











02414.0001 #326709